November 3, 2022

Ms. Rebecca Ament-Marquigny

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	EA Series Trust (the “Trust”)

Post-Effective Amendment No. 155 to the Registration Statement on Form N-1A

File Nos.: 333-195493 and 811-22961

EA Bridgeway Omni Small-Cap Value ETF

Dear Ms. Ament-Marquigny:

This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on October 6, 2022, with respect to the Amendment relating to the EA Bridgeway Omni Small-Cap Value ETF (the “Fund”), a proposed new series of the Trust. For your convenience, your comments have been summarized with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.

Comment: Please confirm that the Registrant plans to file an N-14 relating to the reorganization of the Omni Tax-Managed Small-Cap Value Fund (the “Predecessor Fund”), a series of Bridgeway Funds, Inc. (“Bridgeway Funds”), into the Fund (the “Reorganization”). Explain why the Predecessor Fund is being reorganized into the Fund instead of the Omni Small-Cap Value Fund. What are the plans for the Omni Small-Cap Value Fund? Will it continue to operate under the same name? How will investors differentiate between the Fund and Omni Small-Cap Value Fund?

Response: The Registrant filed an N-14 with the Commission on October 11, 2022 (SEC Accession No. 0001829126-22-017655). The investment adviser to the Predecessor Fund, Bridgeway Capital Management, LLC (“Bridgeway”), presented a proposal to Bridgeway Funds’ Board of Directors (“Predecessor Board”) that explained Bridgeway’s rationale for the proposed Reorganization. The Predecessor Board considered the proposal for the Reorganization at a series of Board meetings and concluded to recommend to shareholders of the Predecessor Fund the approval of the Reorganization. The Predecessor Board’s findings, along with the factors they considered, are presented in the N-14 filing.

As it relates to your comments regarding the Omni-Small-Cap Value Fund, a series of Bridgeway Funds, the Registrant is not in a position to speak for Bridgeway Funds. As referenced above, the Registrant confirms that the N-14 includes information regarding the Predecessor Board’s findings as it relates to the Reorganization.

2.	Comment: Please add the Fund’s ticker symbol to the prospectus and statement of additional information (“SAI”). Please also associate the ticker symbol with the EDGAR class identifier.

Response: The Registrant will update the Fund’s prospectus and SAI to include this information. The Registrant represents that the ticker symbol will be associated with the EDGAR class identifier.

3.	Comment: Please provide a representation to the Staff that the Fund will not publicly sell its securities until the proposed Reorganization of the Predecessor Fund is approved by the Predecessor Fund’s shareholders and after the Reorganization is consummated.

Response: The Registrant hereby represents that the Fund’s shares will not be sold to the public until the necessary approvals of the Predecessor Fund’s shareholders are obtained and the Reorganization is consummated.

4.	Comment: Please finalize the fee and expense tables in the prospectus. In addition, please explain how the Fund estimated other expenses and why the amount listed is reasonable.

Response: The Management Fee includes payment for routine Fund expenses, such as custody, administration, fund accounting and transfer agency expenses. The Fund does not expect any extraordinary operating expenses or other circumstances that would materially increase the Fund’s expense ratio during the Fund’s first fiscal year.

In addition, the fee table of the Prospectus has been updated as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	0.47%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.47%

[1]	Other Expenses are estimated for the current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
$48	$151

5.	Comment: Please provide Portfolio Turnover information for the Predecessor Fund in the summary section of the prospectus. Explain whether the Fund expects to reposition its portfolio following the Reorganization.

Response: The Registrant has added the Predecessor Fund’s most recent fiscal year end portfolio turnover rate to the Fund’s Prospectus. In addition, the Fund has added disclosure noting that the stated portfolio turnover rate is for the Predecessor Fund and not the Fund. The Fund does not expect any significant repositioning to the Predecessor Fund’s portfolio. However, the Fund will continue to be actively managed, which may result in changes to the Fund’s portfolio based on the Fund’s principal investment strategies.

6.	Comment: Please provide the completed bar chart and average annual total returns for the Predecessor Fund.

Response: The Registrant has added the Predecessor Fund’s performance information as of December 31, 2021 to the Fund’s Prospectus.

7.	Comment: Under the “Principal Investment Strategies” section, please explain what the “risk constraints” are in the following sentence.

“The Sub-Adviser uses a market capitalization approach to weight the securities in the Fund’s portfolio subject to risk constraints.”

Response: In response to the Staff’s comment, the Registrant has updated the above-referenced sentence as indicated below in bold:

The Sub-Adviser uses a market capitalization approach to weight the securities in the Fund’s portfolio subject to risk constraints such as limiting maximum position size to address security-specific risk and limiting environmental, social, and governance (“ESG”) risks.

8.	Comment: Under the “Principal Investment Strategies” section, please explain how the Sub-Adviser determines the companies that are within the Fund’s market capitalization range. In particular, the prospectus states “the Sub-Adviser considers small-cap stocks to be those companies that have a market capitalization generally in the lowest 10% of total market capitalization or smaller than the 1,000th largest U.S. company, whichever results in the higher market capitalization break.” How does the Sub-Adviser determine 1,000th largest U.S. Company? What is this based on? An index? Please further explain the process for determining the investment universe for the Fund.

Response: The Registrant has updated the Fund’s “Principal Investment Strategies” disclosure as indicated below:

Under normal circumstances, the Fund invests 80% of its net assets (plus borrowings for investment purposes) in equity or equity-related securities (“common stocks”) of small-cap companies at the time of purchase. For purposes of the Fund’s investments, the Sub-Adviser considers small-cap stocks to be those of companies that have a market capitalization generally in the lowest 10% of total market capitalization or smaller than the 1,000th largest U.S. company, whichever results in the higher market capitalization break. The Fund primarily invests in small-cap stocks that are listed on the New York Stock Exchange, the NYSE American and NASDAQ and the Sub-Adviser determines the lowest 10% of total market capitalization and 1000th largest U.S. company by ranking these stocks in order of market capitalization.” As of June 30, 2022, the stocks in this group had a market capitalization less than $3.3 billion. This dollar amount will change with market conditions.

9.	Comment: Under the “Principal Investment Strategies” section, in the first sentence of the third paragraph, please explain what is meant by “equity-related securities” or remove the reference.

Response: The Registrant has added the following sentence to the Fund’s “Principal Investment Strategies” disclosure:

Equity-related securities include securities such as warrants and rights that may be issued as a result of corporate actions related to stocks held by the Fund.

In addition, the Registrant has added risk disclosure for investments in warrants and rights to the Fund’s Statement of Additional Information.

10.	Comment: Under the “Principal Investment Strategies” section, in the fourth paragraph, please explain what a good ESG record is and what a poor ESG record is. Explain how the Sub-Adviser uses ESG information to increase or decrease the weighting of a portfolio holding.

Response: The Registrant has updated the above-referenced Principal Investment Strategies disclosure as indicated below:

As with any consideration used in assessing portfolio securities, the Sub-Adviser may, at times, utilize ESG information, when available, to increase the weighting of an issuer with a good ESG record (e.g., a higher rating) or decrease the weighting of an issuer with a poor ESG record (e.g., a lower rating). However, as ESG information is just one investment consideration, ESG considerations are not solely determinative in any investment decision made by the Sub-Adviser. In addition, the Sub-Adviser may increase the weighting above the position size suggested by market capitalization or decrease the weighting below the position size suggested by market capitalization by proprietary amounts determined by the Sub-Adviser through statistical research.

11.	Comment: Supplementally confirm that the Registrant will not purchase issuers or add to existing positions of an issuer if such issuer has migrated to a different capitalization category and such purchase will result in a violation of the Fund’s 80% investment policy to be invested in small-cap securities.

Response: The Sub-Adviser has confirmed with the Registrant that it will not add to an existing issuer or purchase a new issuer that would cause the Fund to violate its 80% investment policy.

12.	Comment: Please add the number of issuers you anticipate the Fund holding. This can be a range or approximation.

Response: The Registrant submits that the Fund is expected to hold between 600 and 700 issuers. The Registrant has updated the Fund’s “Principal Investment Strategies” disclosure to include this information.

13.	Comment: Under the “Principal Risks” section, the Fund indicates it may be exposed to Sector Risk. If the Predecessor Fund had significant exposure to a sector or sectors at its latest fiscal year end, please add sector specific risk disclosure to the “Principal Risks” section.

Response: The Registrant has added the following risk disclosure to the “Principal Risks” section and the “Additional Information About the Fund’s Principal Risks” section, respectively:

Principal Risks – disclosure

Financials Sector Risk. Performance of companies in the financials sector may be adversely impacted by many factors, including, among others, changes in government regulations, economic conditions, and interest rates, credit rating downgrades, and decreased liquidity in credit markets. The extent to which the Fund may invest in a company that engages in securities-related activities or banking is limited by applicable law. The impact of changes in capital requirements and recent or future regulation of any individual financial company, or of the financials sector as a whole, cannot be predicted. In recent years, cyberattacks and technology malfunctions and failures have become increasingly frequent in this sector and have caused significant losses to companies in this sector, which may negatively impact the Fund.

Additional Information About the Fund’s Principal Risks - disclosure

Financials Sector Risk. Companies in the financials sector of an economy are subject to extensive governmental regulation and intervention, which may adversely affect the scope of their activities, the prices they can charge, the amount of capital they must maintain and, potentially, their size. The extent to which the Fund may invest in a company that engages in securities-related activities or banking is limited by applicable law. Governmental regulation may change frequently and may have significant adverse consequences for companies in the financials sector, including effects not intended by such regulation. Recently enacted legislation in the U.S. has relaxed capital requirements and other regulatory burdens on certain U.S. banks. While the effect of the legislation may benefit certain companies in the financials sector, increased risk taking by affected banks may also result in greater overall risk in the U.S. and global financials sector. The impact of changes in capital requirements, or recent or future regulation in various countries, on any individual financial company or on the financials sector as a whole cannot be predicted.

Certain risks may impact the value of investments in the financials sector more severely than those of investments outside this sector, including the risks associated with companies that operate with substantial financial leverage. Companies in the financials sector are exposed directly to the credit risk of their borrowers and counterparties, who may be leveraged to an unknown degree, including through swaps and other derivatives products. Financial services companies may have significant exposure to the same borrowers and counterparties, with the result that a borrower’s or counterparty’s inability to meet its obligations to one company may affect other companies with exposure to the same borrower or counterparty. This interconnectedness of risk may result in significant negative impacts to companies with direct exposure to the defaulting counterparty as well as adverse cascading effects in the markets and the financials sector generally. Companies in the financials sector may also be adversely affected by increases in interest rates and loan losses, decreases in the availability of money or asset valuations, credit rating downgrades and adverse conditions in other related markets. Insurance companies, in particular, may be subject to severe price competition and/or rate regulation, which may have an adverse impact on their profitability. The financials sector is particularly sensitive to fluctuations in interest rates. The financials sector is also a target for cyberattacks, and may experience technology malfunctions and disruptions. In recent years, cyberattacks and technology malfunctions and failures have become increasingly frequent in this sector and have reportedly caused losses to companies in this sector, which may negatively impact the Fund.

14.	Comment: Under the “Principal Risks” section, the Fund indicates it may be exposed to Environmental, Social, and Governance Investing Risk (“ESG Risk”). Please expand the current ESG Risk disclosure to include information on the risks associated with non-standardized ESG risk metrics and the variation among third parties regarding ESG ratings for companies.

Response: The Registrant has updated the above-referenced risk disclosure to address the Staff’s comment as indicated below and will update such disclosure in both the “Principal Risks” section and the “Additional Information About the Fund’s Principal Risks” section:

Environmental, Social, and Governance Investing Risk. The Fund’s incorporation of ESG considerations in its investment strategy may cause it to make different investments than a fund that has a similar investment style but does not incorporate such considerations in its strategy. There are significant differences in interpretations of what it means for a company to meet ESG criteria. The Fund’s third party ESG research and/or ratings of a company may differ from that of other funds or of the Sub-Adviser’s or an investor’s assessment of such company. As a result, the companies deemed to have good ESG records may not reflect the beliefs and values of any particular investor and may not exhibit positive or favorable ESG characteristics as determined by other funds. The third party ESG research and/or ratings information is dependent on the availability of timely and accurate ESG data being reported by companies to evaluate their ESG criteria. As with the use of any considerations involved in investment decisions, there is no guarantee that the ESG investment considerations used by the Fund will result in the selection of issuers that will outperform other issuers or help reduce risk in the Fund. The Fund may underperform funds that do not incorporate these considerations.

15.	Comment: Under the “Principal Risks” section, the Staff notes that the Management and Operational Risk should be moved to the Principal Investment Strategies discussion. Modify the Management and Operational Risk disclosure so that it describes the risks associated with the Fund’s use of statistical, evidenced based investment analysis. Please add to the Management Risk disclosure that a person (i.e., the Sub-Adviser) can make a mistake or wrong choice when managing the Fund.

Response: In consideration of the Staff’s comment, the Registrant has revised the above-referenced Management and Operational Risk as indicated below in bold and include the disclosure in the “Principal Risks” section and the “Additional Information About the Fund’s Principal Risks” section:

Management and Operational Risk. The Sub-Adviser uses a statistical, evidence-based approach including statistical analyses and models and historical information to select investments for the Fund. Any imperfections, errors or limitations in the models or analyses may cause the resulting information to be incorrect and therefore any decisions made in reliance on such models or analyses could expose the Fund to potential risks. In addition, the models and portfolio construction rules used by the Sub-Adviser assume that certain historical statistical relationships will continue. These models are constructed based on historical data supplied by third parties and, as a result, the success of relying on such models may depend heavily on the accuracy and reliability of the supplied historical data.

The Registrant notes that the existing error disclosure and enhancements noted above address the Staff comment regarding making mistakes or wrong choices.

16.	Comment: Under “Principal Risks” section – ETF Risks/Premium-Discount Risk, add language explaining the impact to investors when shares are trading significantly above or below the Fund’s net asset value.

Response: The Registrant has updated its Premium-Discount Risk in the “Principal Risk” section as indicated below:

Premium-Discount Risk. The Shares may trade above or below their net asset value (“NAV”). The market prices of Shares will generally fluctuate in accordance with changes in NAV as well as the relative supply of, and demand for, Shares on the [      ] (the “Exchange”) or other securities exchanges. The trading price of Shares may deviate significantly from NAV during periods of market volatility or limited trading activity in Shares. The existence of significant market volatility, disruptions to creations and redemptions, or potential lack of an active trading market for Fund Shares (including through a trading halt), among other factors, may result in the Shares trading significantly above (at a premium) or below (at a discount) to NAV. If you buy Fund Shares when their market price is at a premium or sell the Fund Shares when their market price is at a discount, you may pay more than, or receive less than, NAV, respectively.

17.	Comment: Under the “Performance” section of the Prospectus, please add the relevant performance numbers for the Predecessor Fund. The Staff notes that the Predecessor Fund listed foreign investments and tax-management as principal components of its investment strategy. Confirm that the Fund will be managed substantially similar to that of the Predecessor Fund or disclose any material differences in how the Fund will be managed as appropriate.

Response: The Registrant has provided the Predecessor Fund’s performance information as of December 31, 2021 and, when available and as necessary, will update such information through the most recent calendar year end. The Sub-Adviser confirms that the Fund will be managed substantially similar to the Predecessor Fund and that the removal of tax-managed from the principal investment strategies discussion is not expected to have a material effect on the Fund. The Fund will operate as an exchange-traded fund and expects the majority of its transactions with authorized participants will be in-kind which should result in the Fund being tax-efficient. As it relates to the Predecessor Fund’s ability to invest in foreign securities, the removal of investing in foreign securities from the principal investment strategies discussion is not expected to have a material effect on the performance.

18.	Comment: Under the Additional Information About the Fund’s Risks, please add “Principal” in front of Risks.

Response: The Registrant has made the requested change.

19.	Comment: In the response to Item 9 of Form N-1A, please include a more detailed discussion of the “Principal Investment Strategies” disclosed pursuant to Item 4 of Form N-1A, include more information about the Sub-Adviser’s buy and sell decisions, provide a clearer description of eligible investment prospects for the Fund, and add more information on the Sub-Adviser’s use of ESG research and ranking information.

Response: The Registrant submits that the Fund describes its principal investment strategies in the summary section under “Principal Investment Strategies” in response to Item 4(a) of Form N-1A. In response to Item 9(b) of Form N-1A, the Fund has added disclosure referring investors back to the section entitled ‘Principal Investment Strategies’ for a discussion of the Fund’s principal investment strategies.” The Registrant believes it is unnecessary to restate the principal investment strategies of the Fund under Item C.3.(a) of the General Instructions section of Form N-1A, which states that: “Information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

20.	Comment: Under the Additional Information About the Fund’s Investment Objective and Strategies, in the fourth paragraph, the Staff notes that the Fund states that it tries “to capture systematic or asset class sources of returns rather than trying to generate extra returns through stock picking.” Please explain what you mean by “systematic or asset class sources of returns.” Please reconcile this element of the strategy with the fundamental value style investing discussed in the summary section of the prospectus. In particular, how do they work together or complement each other.

Response: The Registrant has added the following disclosure directly after the disclosure indicated above:

Specifically, this Fund seeks to provide exposure to a broadly diversified group of small-cap value stocks and deliver the returns from exposure to that group as a whole. In other words, the Fund seeks to capture systematic or asset class sources of returns of this broad group of small-cap value stocks rather than seeking to identify a smaller subset based on different expectations of returns among individual small-cap value stocks through stock picking.

21.	Comment: Under the Additional Information About the Fund’s Investment Objective and Strategies, in the sub-section titled Temporary Defensive Positions, the Staff notes that this disclosure is too broad, does not state this is a short-term deviation from the Fund’s principal investment strategies, and does not provide information on the types of adverse conditions that would result in the Fund taking a temporary defensive position. Please remove “or other conditions” from the first sentence in the disclosure. Supplementally explain how the Sub-Adviser selects the Fund’s investments when taking a temporary defensive position.

Response: The Registrant respectfully declines to update its disclosure in response to the Staff’s comment. The disclosure clearly indicates that “From time to time, the Fund may take temporary defensive positions…” which the Registrant believes adequately addresses the requirements of Form N-1A Item 9(b)(1) Instruction 7. Furthermore, the Registrant does not believe Item 9(b)(1) Instruction 7 requires the Fund to include a discussion of the specific types of adverse conditions that would result in the Fund taking a temporary defensive position. Further, the Registrant submits that the Sub-Adviser intentionally listed the potential investments to allow for flexibility in addressing its perceived view of adverse market conditions. The Sub-Adviser will select these investments based on its professional experience in managing assets through various market cycles and conditions. Again, the Registrant does not believe that Item 9(b)(1) Instruction 7 requires the additional information and/or disclosure requested by the Staff.

22.	Comment: Under the Additional Information About the Fund’s Principal Risks, please remove the duplicated sentence from the Environmental, Social, and Governance Investing Risk disclosure.

Response: The Registrant has removed the duplicated sentence.

23.	Comment: Under the Investment Policies and Restrictions section in the Statement of Additional Information, please remove “and securities of other investment companies, whether registered or excluded from registration under Section 3(c)© of the Investment Company Act, are not considered to be issued by members of any industry.” from the discussion of the Fund’s concentration policy.

Response: The Registrant respectfully declines to update the disclosure in response to the Staff’s comment. The disclosure noted by the Staff should be read in conjunction with the Trust’s fundamental investment limitation relating to concentration, which provides that a Fund may indirectly concentrate if doing so is the result of investing in the securities of one or more other investment companies, the holdings of which are weighted toward a particular industry or group of industries. The disclosure noted by the Staff clarifies that the Fund may not concentrate its investments by directly investing more than 25% of its total assets in a particular industry or group of industries; however, the Fund may indirectly concentrate if more than 25% of the aggregate holdings of the investment companies the Fund invests in are invested in a particular industry or group of industries.

Declaration of Trust

24.	Comment: The Staff believes the Declaration of Trust needs to be modified to make clear that nothing in the Declaration of Trust nullifies or modifies the Board of Trustees fiduciary duties of care and loyalty to the Trust and shareholders of the Fund. The Staff is of the opinion that Article IV, Section 3 of the Declaration of Trust limits these fiduciary duties and must be amended accordingly. In addition, clarify that nothing in the Declaration of Trust nullifies or modifies a trustees duty under the federal securities laws.

(b)	Section 3. Powers; Other Business Interests; Quorum and Required Vote. Powers. Subject to the provisions of this Declaration of Trust, the business of the Trust (including every Series thereof) shall be managed by or under the direction of the Board of Trustees, and such Board of Trustees shall have all powers necessary or convenient to carry out that responsibility. The Board of Trustees shall have full power and authority to do any and all acts and to make and execute any and all contracts and instruments that it may consider necessary or appropriate in connection with the operation and administration of the Trust (including every Series thereof). The Board of Trustees shall not be bound or limited by present or future laws or customs with regard to investments by trustees or fiduciaries, but, subject to the other provisions of this Declaration of Trust and the By-Laws, shall have full authority and absolute power and control over the assets and the business of the Trust (including every Series thereof) to the same extent as if the Board of Trustees was the sole owner of such assets and business in its own right, including such authority, power and control to do all acts and things as it, in its sole discretion, shall deem proper to accomplish the purposes of this Trust. Without limiting the foregoing, the Board of Trustees may, subject to the requisite vote for such actions as set forth in this Declaration of Trust and the By-Laws: (1) adopt By-Laws not inconsistent with applicable law or this Declaration of Trust; (2) amend, restate and repeal such By-Laws, subject to and in accordance with the provisions of such By-Laws; (3) fill vacancies on the Board of Trustees in accordance with this Declaration of Trust and the By-Laws; (4) elect and remove such officers and appoint and terminate such agents as it considers appropriate, in accordance with this Declaration of Trust and the By-Laws; (5) establish and terminate one or more committees of the Board of Trustees pursuant to the By-Laws; (6) place Trust Property in custody as required by the 1940 Act, employ one or more custodians of the Trust Property and authorize such custodians to employ sub-custodians and to place all or any part of such Trust Property with a custodian or a custodial system meeting the requirements of the 1940 Act; (7) retain a transfer agent, dividend disbursing agent, a shareholder servicing agent or administrative services agent, or any number thereof or any other service provider as deemed appropriate; (8) provide for the issuance and distribution of shares of beneficial interest in the Trust or other securities or financial instruments directly or through one or more Principal Underwriters or otherwise; (9) retain one or more Investment Adviser(s); (10) re-acquire and redeem Shares on behalf of the Trust and transfer Shares pursuant to applicable law; (11) set record dates for the determination of Shareholders with respect to various matters, in the manner provided in Article V, Section 4 of this Declaration of Trust; (12) declare and pay dividends and distributions to Shareholders from the Trust Property, in accordance with this Declaration of Trust and the By-Laws; (13) establish, designate and redesignate from time to time, in accordance with the provisions of Article III, Section 6 hereof, any Series or Class of the Trust or of a Series; (14) hire personnel as staff for the Board of Trustees or, for those Trustees who are not Interested Persons of the Trust, the Investment Adviser, or the Principal Underwriter, set the compensation to be paid by the Trust to such personnel, exercise exclusive supervision of such personnel, and remove one or more of such personnel, at the discretion of the Board of Trustees; (15) retain special counsel, other experts and/or consultants for the Board of Trustees, for those Trustees who are not Interested Persons of the Trust, the Investment Adviser, or the Principal Underwriter, and/or for one or more of the committees of the Board of Trustees, set the compensation to be paid by the Trust to such special counsel, other experts and/or consultants, and remove one or more of such special counsel, other experts and/or consultants, at the discretion of the Board of Trustees; (16) engage in and prosecute, defend, compromise, abandon, or adjust, by arbitration, or otherwise, any actions, suits, proceedings, disputes, claims, and demands relating to the Trust, and out of the assets of the Trust to pay or to satisfy any debts, claims or expenses incurred in connection therewith, including those of litigation, and such power shall include, without limitation, the power of the Trustees, or any appropriate committee thereof, in the exercise of their or its good faith business judgment, to dismiss any action, suit, proceeding, dispute, claim or demand, derivative or otherwise, brought by any person, including a shareholder in its own name or in the name of the Trust, whether or not the Trust or any of the Trustees may be named individually therein or the subject matter arises by reason of business for or on behalf of the Trust; and (17) in general delegate such authority as it considers desirable to any Trustee or officer of the Trust, to any committee of the Trust, to any agent or employee of the Trust or to any custodian, transfer, dividend disbursing, shareholder servicing agent, Principal Underwriter, Investment Adviser, or other service provider.

The powers of the Board of Trustees set forth in this Section 3(a) are without prejudice to any other powers of the Board of Trustees set forth in this Declaration of Trust and the By-Laws.  Any determination as to what is in the best interests of the Trust or any Series or Class thereof and its Shareholders made by the Board of Trustees in good faith shall be conclusive.  In construing the provisions of this Declaration of Trust, the presumption shall be in favor of a grant of power to the Board of Trustees.

The Trustees shall be subject to the same fiduciary duties to which the directors of a Delaware corporation would be subject if the Trust were a Delaware corporation, the Shareholders were shareholders of such Delaware corporation and the Trustees were directors of such Delaware corporation, and such modified duties shall replace any fiduciary duties to which the Trustees would otherwise be subject.  Without limiting the generality of the foregoing, all actions and omissions of the Trustees shall be evaluated under the doctrine commonly referred to as the “business judgment rule,” as defined and developed under Delaware law, to the same extent that the same actions or omissions of directors of a Delaware corporation in an substantially similar circumstance would be evaluated under such doctrine.  Notwithstanding the foregoing, the provisions of this Declaration of Trust and the By-Laws, to the extent that they restrict or eliminate the duties (including fiduciary duties) and liabilities relating thereto of a Trustee otherwise applicable under the foregoing standard or otherwise existing at law or in equity, are agreed by each Shareholder and the Trust to replace such other duties and liabilities of such Trustee. (emphasis added)

Article X. Miscellaneous

Section 3.  Provisions in Conflict with Law or Regulations.

(a)	The provisions of this Declaration of Trust are severable, and if the Board of Trustees shall determine, with the advice of counsel, that any of such provisions is in conflict with the 1940 Act, the Code, the DSTA, or with other applicable laws and regulations, the conflicting provision shall be deemed not to have constituted a part of this Declaration of Trust from the time when such provisions became inconsistent with such laws or regulations; provided, however, that such determination shall not affect any of the remaining provisions of this Declaration of Trust or render invalid or improper any action taken or omitted prior to such determination.

(b)	If any provision of this Declaration of Trust shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

By-Laws

Section 10. PROVISIONS IN CONFLICT WITH LAW OR REGULATIONS.

(a)	The provisions of these By-Laws are severable, and if the Board of Trustees shall determine, with the advice of counsel, that any of such provisions is in conflict with the Declaration of Trust, the 1940 Act, the Code, the DSTA, or with other applicable laws and regulations, the conflicting provision shall be deemed not to have constituted a part of these By-Laws from the time when such provisions became inconsistent with such laws or regulations; provided, however, that such determination shall not affect any of the remaining provisions of these By-Laws or render invalid or improper any action taken or omitted prior to such determination.

(b)	If any provision of these By-Laws shall be held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall attach only to such provision in such jurisdiction and shall not in any manner affect such provision in any other jurisdiction or any other provision of these By-Laws in any jurisdiction.

Response: The Registrant agrees to remove the italicized language noted above but wants to point out to the Staff that Article X of the Declaration of Trust, in particular Section 3 and Section 10 of the By-Laws both clearly state any conflict with DSTA and the 1940 Act shall be deemed not part of the Declaration of Trust and the By-Laws, respectively. The Registrant believes this language provides protections requested by the Staff and would require the Registrant to ignore the italicized language.

To further assist you in your review, the Registrant has attached a blackline of the prospectus changes. If you have any questions regarding the above response, please do not hesitate to contact me at (513) 304-5605 or Wade.Bridge@Practus.com.

Sincerely,

/s/ Wade Bridge

Wade Bridge

Counsel

SCHEDULE A

EA Bridgeway Omni Small-Cap Value ETF

Fund Summary

Investment Objective

EA Bridgeway Omni Small-Cap Value ETF (the “Fund”) seeks to provide long-term total return on capital, primarily through capital appreciation.

Fees And Expenses

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the table or example.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fee	~~[ ]~~ 0.47%
Distribution and/or Service (12b-1) Fees	~~[ ]~~ 0.00%
Other Expenses[1]	~~[ ]~~ 0.00%
Total Annual Fund Operating Expenses	~~[ ]~~ 0.47%

[1]	Other Expenses are estimated for the current fiscal year.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that the Fund provides a return of 5% a year and that operating expenses remain the same. You may also pay brokerage commissions on the purchase and sale of Shares, which are not reflected in the example. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year:	Three Years:
~~$__~~ $48	~~$__~~ $151

Portfolio Turnover

The Fund may pay transaction costs, including commissions when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the example, affect the Fund’s performance. At the date of this Prospectus, the Fund has not yet commenced operations and portfolio turnover data therefore is not available. During the most recent fiscal year ended June 30, 2022, the portfolio turnover rate of the Omni Tax-Managed Small-Cap Value Fund, a series of Bridgeway Funds, Inc. (the “Predecessor Mutual Fund”) was 30% of the average value of its investment portfolio.

PRINCIPAL INVESTMENT STRATEGIES

The Fund is an actively managed exchange-traded fund (“ETF”) sub-advised by Bridgeway Capital Management, LLC (the “Sub-Adviser”) and does not seek to replicate the performance of a specified index. The Fund seeks to achieve its investment objective by investing primarily in a broad and diverse group of small-cap stocks that the Sub-Adviser determines are value stocks.

The Fund invests in a broad and diverse group of small-cap stocks that the Sub-Adviser determines to be value stocks. Value stocks are those the Sub-Adviser determines are priced cheaply relative to some financial measures of worth (“value measures”), such as the ratio of price to book, price to earnings, price to sales, or price to cash flow. Small-cap securities are selected by relative ranking on value measures to establish a broad and diverse portfolio, as determined by the Sub-Adviser’s statistical, evidence-based approach. The Sub-Adviser’s statistical, evidence-based approach is derived from research and academic theory using market and financial data from multiple decades to identify the types of securities and portfolio construction rules that the Sub-Adviser expects to generate higher returns relative to the overall U.S. equity market over the long-term. The Sub-Adviser uses a market capitalization approach to weight the securities in the Fund’s portfolio subject to risk constraints~~.~~, such as limiting maximum position size to address security-specific risk and limiting environmental, social and governance (“ESG”) risks. This means that a security’s weight in the Fund’s portfolio at the time of purchase is roughly proportional to its market capitalization relative to the other securities in the portfolio.

Under normal circumstances, the Fund invests 80% of its net assets (plus borrowings for investment purposes) in equity or equity-related securities (“common stocks”) of small-cap companies at the time of purchase. Equity-related securities include securities such as warrants and rights that may be issued as a result of corporate actions related to stocks held by the Fund. For purposes of the Fund’s investments, the Sub-Adviser considers small-cap stocks to be those of companies that have a market capitalization generally in the lowest 10% of total market capitalization or smaller than the 1,000th largest U.S. company, whichever results in the higher market capitalization break. The Fund primarily invests in small-cap stocks that are listed on the New York Stock Exchange, the NYSE American and NASDAQ and the Sub-Adviser determines the lowest 10% of total market capitalization and 1000th largest U.S. company by ranking these stocks in order of market capitalization.” As of June 30, 2022, the stocks in this group had a market capitalization less than $3.3 billion. This dollar amount will change with market conditions. ~~The Fund primarily invests in small-cap stocks that are listed on the New York Stock Exchange, the NYSE American and NASDAQ~~.

The Sub-Adviser’s investment process incorporates material ~~environmental, social, and governance (“~~ESG~~”)~~ information as a consideration in the ongoing assessment of potential portfolio securities. The Sub-Adviser uses ESG research and/or ratings information provided by third parties in performing this analysis and considering ESG risks. As with any consideration used in assessing portfolio securities, the Sub-Adviser may, at times, utilize ESG information, when available, to increase the weighting of an issuer with a good ESG record (e.g., a higher rating) or decrease the weighting of an issuer with a poor ESG record (e.g., a lower rating). However, as ESG information is just one investment consideration, ESG considerations are not solely determinative in any investment decision made by the Sub-Adviser. In addition, the Sub-Adviser may increase the weighting above the position size suggested by market capitalization or decrease the weighting below the position size suggested by market capitalization by proprietary amounts determined by the Sub-Adviser through statistical research.

The Sub-Adviser will not necessarily sell a stock if it “migrates” to a different market capitalization category after purchase. As a result, due to such “migration” or other market movements, the Fund may have less than 80% of its assets in small-cap stocks at any point in time.

Use of the term “omni” in the name refers to the fact that the Fund intends to invest in a broad and diverse group of small-cap value stocks generally ranging between 600 to 700 issuers that approximately reflect the risk and return of all small-cap value stocks as a whole.

Although the Fund seeks investments across a number of sectors, from time to time, based on economic conditions and portfolio positioning to reflect a profile of a universe of stocks, the Fund may have significant positions in particular sectors.

Principal Risks

An investment in the Fund involves risk, including those described below. There is no assurance that the Fund will achieve its investment objective. An investor may lose money by investing in the Fund. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the FDIC or any government agency. More complete risk descriptions are set forth below under the heading “Additional Information About the Fund’s Risks”.

Small-Cap Company Risk. Investing in small-cap stocks may involve greater volatility and risk than investing in large-or mid-cap stocks because small-cap companies may have less management experience, limited financial resources and minimal product diversification.

Value Stocks Risk. Value investing carries the risk that the market will not recognize a security’s intrinsic value for a long time or that a stock judged to be undervalued by various value measures may actually be appropriately priced. In addition, value stocks as a group may be out of favor at times and underperform the overall equity market for long periods while the market concentrates on other types of stocks, such as “growth” stocks.

Environmental, Social, and Governance Investing Risk. The Fund’s incorporation of ESG considerations in its investment strategy may cause it to make different investments than a fund that has a similar investment style but does not incorporate such considerations in its strategy. There are significant differences in interpretations of what it means for a company to meet ESG criteria. The Fund’s third party ESG research and/or ratings of a company may differ from that of other funds or of the Sub-Adviser’s or an investor’s assessment of such company. As a result, the companies deemed to have good ESG records may not reflect the beliefs and values of any particular investor and may not exhibit positive or favorable ESG characteristics as determined by other funds. The third party ESG research and/or ratings information is dependent on the availability of timely and accurate ESG data being reported by companies to evaluate their ESG criteria. As with the use of any considerations involved in investment decisions, there is no guarantee that the ESG investment considerations used by the Fund will result in the selection of issuers that will outperform other issuers or help reduce risk in the Fund. The Fund may underperform funds that do not incorporate these considerations.

Sector Risk. Companies with similar characteristics may be grouped together in broad categories called sectors. A certain sector may underperform other sectors or the market as a whole. As the Sub-Adviser allocates more of the Fund’s portfolio holdings to a particular sector, the Fund’s performance will be more susceptible to any economic, business or other developments which generally affect that sector.

Financials Sector Risk. Performance of companies in the financials sector may be adversely impacted by many factors, including, among others, changes in government regulations, economic conditions, and interest rates, credit rating downgrades, and decreased liquidity in credit markets. The extent to which the Fund may invest in a company that engages in securities-related activities or banking is limited by applicable law. The impact of changes in capital requirements and recent or future regulation of any individual financial company, or of the financials sector as a whole, cannot be predicted. In recent years, cyberattacks and technology malfunctions and failures have become increasingly frequent in this sector and have caused significant losses to companies in this sector, which may negatively impact the Fund.

Investment Risk. When you sell your Shares of the Fund, they could be worth less than what you paid for them. The Fund could lose money due to short-term market movements and over longer periods during market downturns. Securities may decline in value due to factors affecting securities markets generally or particular asset classes or industries represented in the markets. The value of a security may decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or to factors that affect a particular industry or group of industries. During a general downturn in the securities markets, multiple asset classes may be negatively affected. Therefore, you may lose money by investing in the Fund.

Equity Investing Risk. An investment in the Fund involves risks similar to those of investing in any fund holding equity securities, such as market fluctuations, changes in interest rates and perceived trends in stock prices. The values of equity securities could decline generally or could underperform other investments. In addition, securities may decline in value due to factors affecting a specific issuer, market or securities markets generally.

Management and Operational Risk. The Sub-Adviser uses a statistical, evidence-based approach including statistical analyses and models and historical information to select investments for the Fund. Any imperfections, errors or limitations in the models or analyses may cause the resulting information to be incorrect and therefore any decisions made in reliance on such models or analyses could expose the Fund to potential risks. In addition, the models and portfolio construction rules used by the Sub-Adviser assume that certain historical statistical relationships will continue. These models are constructed based on historical data supplied by third parties and, as a result, the success of relying on such models may depend heavily on the accuracy and reliability of the supplied historical data.

ETF Risks

●	Authorized Participants, Market Makers and Liquidity Providers Concentration Risk. The Fund has a limited number of financial institutions that may act as Authorized Participants (“APs”). In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Shares may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

●	Premium-Discount Risk. The Shares may trade above or below their net asset value (“NAV”). The market prices of Shares will generally fluctuate in accordance with changes in NAV as well as the relative supply of, and demand for, Shares on the [ ]NYSE Arca, Inc (the “Exchange”) or other securities exchanges. The trading price of Shares may deviate significantly from NAV during periods of market volatility or limited trading activity in Shares. The existence of significant market volatility, disruptions to creations and redemptions, or potential lack of an active trading market for Fund Shares (including through a trading halt), among other factors, may result in the Shares trading significantly above (at a premium) or below (at a discount) to NAV. If you buy Fund Shares when their market price is at a premium or sell the Fund Shares when their market price is at a discount, you may pay more than, or receive less than, NAV, respectively.

●	Cost of Trading Risk. Investors buying or selling Shares in the secondary market will pay brokerage commissions or other charges imposed by brokers as determined by that broker. Brokerage commissions are often a fixed amount and may be a significant proportional cost for investors seeking to buy or sell relatively small amounts of Shares.

●	Trading Risk. Although the Shares are listed on the Exchange, there can be no assurance that an active or liquid trading market for them will develop or be maintained. In addition, trading in Shares on the Exchange may be halted. In stressed market conditions, the liquidity of the Fund’s Shares may begin to mirror the liquidity of its underlying portfolio holdings, which can be significantly less liquid than the Fund’s Shares, potentially causing the market price of the Fund’s Shares to deviate from its NAV.

PERFORMANCE

The following performance information indicates some of the risks of investing in the Fund.

The bar chart and table immediately following illustrate the variability of the EA Bridgeway Omni Small-Cap Value ETF’s returns and are meant to provide some indication of the risks of investing in the Fund. The Fund is adopting the accounting and performance history of the Bridgeway Funds, Inc. Omni Tax-Managed Small-Cap Value Fund (the “Predecessor Mutual Fund) as the result of the reorganization of the Predecessor Mutual Fund into the Fund (the “Reorganization”). Prior to the Reorganization, the Fund had not yet commenced operations. The information shown below is for the Predecessor Mutual Fund. The Fund’s total net operating expense ratio is equivalent to the net operating expense ratio of the Predecessor Mutual Fund. Returns in the bar chart and table for the Predecessor Mutual Fund have not been adjusted.

The annual returns bar chart demonstrates the risks of investing in the Fund by showing how the Predecessor Mutual Fund’s performance has varied from year to year over the past ten years. The table also demonstrates these risks by showing how the Predecessor Mutual Fund’s average annual returns compare with those of a broad-based index. Unlike the Predecessor Mutual Fund’s returns, the index returns do not reflect any deductions for fees, expenses or taxes. Past performance, before or after taxes, is not indicative of future performance. Updated performance information is available from the Fund’s website www.bridgewayetfs.com.

Year by Year % Returns as of 12/31 of Each Year

Return from 1/1/22 through 9/30/22 was -14.73%.

During the period shown in the bar chart, the best performance for the Predecessor Mutual Fund for a quarter was ~~[__%]~~ 34.38% (for the quarter ended [ ]). December 31, 2020). The worst performance was ~~[__%]~~ -42.37% (for the quarter ended [ ]). March 31, 2020).

Average Annual Total Returns For the periods ended December 31, 2021	One Year	Five Years	Ten Years
Predecessor Mutual Fund – Omni Tax-Managed Small-Cap Value Fund	-	-	-
Return Before Taxes	46.62%	7.80%	12.00%
Return After Taxes on Distributions(1)	46.07%	6.85%	11.23%
Return After Taxes on Distributions and Sale of Fund Shares(1)	27.59%	5.87%	9.77%
Russell 2000 Value Index (Reflects No Deductions for Fees, Expenses, or Taxes)	28.27%	9.07%	12.03%

(1)	This table shows returns for the Predecessor Mutual Fund. After-tax returns are calculated using the historically highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor’s tax situation and may differ from those shown, and after-tax returns shown are not relevant to investors who hold their mutual fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts.

Investment Adviser & Investment Sub-Adviser

Investment Adviser:	Empowered Funds, LLC, dba EA Advisers (“Adviser”)
Investment Sub-Adviser:	Bridgeway Capital Management, LLC (“Sub-Adviser”)

Portfolio Managers

The Fund will be team-managed jointly and primarily by the investment management team of the Sub-Adviser (the “Sub-Adviser PM Team”), as follows.

Name	Title	Length of Service to Fund
John Montgomery	Co- Chief Investment Officer, Portfolio Manager	Since Inception – 2022
Christine L. Wang, CFA, CPA	Portfolio Manager	Since Inception – 2022
Elena Khoziaeva, CFA	Co-Chief Investment Officer, Portfolio Manager	Since Inception – 2022
Michael Whipple, CFA, FRM	Portfolio Manager	Since Inception – 2022

Mr. Montgomery and Ms. Wang have been portfolio managers of the Predecessor Mutual Fund since its inception on December 31, 2010. Ms. Khoziaeva and Mr. Whipple have been portfolio managers of the Predecessor Mutual Fund since 2013.

Summary Information about Purchases, Sales, Taxes, and Financial Intermediary Compensation

Purchase And Sale Of Fund Shares

The Fund issues and redeems Shares on a continuous basis only in large blocks of Shares, typically ~~[10~~25,000~~]~~ Shares, called “Creation Units,” and only APs (typically, broker-dealers) may purchase or redeem Creation Units. Creation Units generally are issued and redeemed ‘in-kind’ for securities and partially in cash. Individual Shares may only be purchased and sold in secondary market transactions through brokers. Once created, individual Shares generally trade in the secondary market at market prices that change throughout the day. Market prices of Shares may be greater or less than their NAV. Except when aggregated in Creation Units, the Fund’s shares are not redeemable securities.

Tax Information

The Fund’s distributions generally are taxable to you as ordinary income, capital gain, or some combination of both, unless your investment is in an Individual Retirement Account (“IRA”) or other tax-advantaged account. However, subsequent withdrawals from such a tax-advantaged account may be subject to federal income tax. You should consult your tax advisor about your specific tax situation.

Purchases Through Broker-Dealers And Other Financial Intermediaries

If you purchase Shares through a broker-dealer or other financial intermediary, the Fund and its related companies may pay the intermediary for the sale of Shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend Shares over another investment. Ask your salesperson or visit your financial intermediary’s website for more information.

Additional Information About The Fund

How is the Fund Different from a Mutual Fund?

Redeemability. Mutual fund shares may be bought from, and redeemed with, the issuing fund for cash at NAV typically calculated once at the end of the business day. Shares of the Fund, by contrast, cannot be purchased from or redeemed with the Fund except by or through APs (typically, broker-dealers), and then principally for an in-kind basket of securities (and a limited cash amount). In addition, the Fund issues and redeems Shares on a continuous basis only in large blocks of Shares, typically ~~[10~~25,000~~]~~ Shares, called “Creation Units.”

Exchange Listing. Unlike mutual fund shares, Shares of the Fund will be listed for trading on the Exchange. Investors can purchase and sell Shares on the secondary market through a broker. Investors purchasing Shares in the secondary market through a brokerage account or with the assistance of a broker may be subject to brokerage commissions and charges. Secondary-market transactions do not occur at NAV, but at market prices that change throughout the day, based on the supply of, and demand for, Shares and on changes in the prices of the Fund’s portfolio holdings. The market price of Shares may differ from the NAV of the Fund. The difference between market price of Shares and the NAV of the Fund is called a premium when the market price is above the reported NAV and called a discount when the market price is below the reported NAV, and the difference is expected to be small most of the time, though it may be significant, especially in times of extreme market volatility.

Tax Treatment. The Fund and the Shares have been designed to be tax-efficient. Specifically, the in-kind creation and redemption feature has been designed to protect Fund shareholders from adverse tax consequences applicable to non-ETF registered investment companies as a result of cash transactions in the non-ETF registered investment company’s shares, including cash redemptions. Nevertheless, to the extent redemptions from the Fund are paid in cash, the Fund may realize capital gains or losses, including in some cases short-term capital gains, upon the sale of portfolio securities to generate the cash to satisfy the redemption.

Transparency. The Fund’s portfolio holdings are disclosed on its website daily after the close of trading on the Exchange and prior to the opening of trading on the Exchange the following day. A description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available in the Fund’s Statement of Additional Information (“SAI”).

Premium/Discount Information. Information about the premiums and discounts at which the Fund’s Shares have traded will be available at www.bridgewayetfs.com.

Additional Information about the Fund’s Investment Objective and Strategies

The Fund’s investment objective is a non-fundamental investment policy and may be changed without a vote of shareholders with prior written notice to shareholders.

Under normal circumstances, the Fund invests 80% of its net assets (plus borrowings for investment purposes) in common stocks of small-cap companies at the time of purchase. The Fund’s 80% policy is non-fundamental and can be changed without shareholder approval. However, Fund shareholders would be given at least 60 days’ notice prior to any such change.

After a defined holding period determined by the Sub-Adviser, positions that no longer meet the Fund’s value definition are exited. The Sub-Adviser will not necessarily sell a stock if it “migrates” to a different market capitalization category after purchase. As a result, due to such “migration” or other market movements, the Fund may have less than 80% of its assets in small-cap stocks at any point in time.

The Fund takes advantage of the belief that equity investing should be for the long run and tries to capture systematic or asset class sources of returns rather than trying to generate extra returns through stock picking. Specifically, this Fund seeks to provide exposure to a broadly diversified group of small-cap value stocks and deliver the returns from exposure to that group as a whole. In other words, the Fund seeks to capture systematic or asset class sources of returns of this broad group of small-cap value stocks rather than seeking to identify a smaller subset based on different expectations of returns among individual small-cap value stocks through stock picking. This approach is sometimes referred to as “passive, asset-class investing”.

Temporary Defensive Positions. From time to time, the Fund may take temporary defensive positions that are inconsistent with its principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. In those instances, the Fund may hold up to 100% of its assets in cash; short-term U.S. government securities and government agency securities; investment grade money market instruments; money market mutual funds; investment grade fixed income securities; repurchase agreements; commercial paper; cash equivalents; and exchange-traded investment vehicles that principally invest in the foregoing instruments. As a result of engaging in these temporary measures, the Fund may not achieve its investment objective.

Additional Information about the Fund’s Principal Risks

The following information is in addition to, and should be read along with, the description of the Fund’s principal investment risks in the sections titled “Fund Summary—Principal Investment Risks” above.

Small-Cap Company Risk. Investing in small-cap stocks may involve greater volatility and risk than investing in large-or mid-cap stocks because small-cap companies may have less management experience, limited financial resources and minimal product diversification. Therefore, securities of small-cap companies may be and have historically been more volatile and less liquid than those of large- and mid-cap companies.

Value Stocks Risk. Over time, a value investing style may go in and out of favor, causing the Fund to sometimes underperform other equity funds that use different investing styles. Value stocks can react differently to issuer, political, market and economic developments than the market overall and other types of stocks (e.g., growth stocks). In addition, the Fund’s value approach carries the risk that the market will not recognize a security’s intrinsic value for a long time or that a stock judged to be undervalued by various value measures may actually be appropriately priced. The Fund is subject to the risk that it will underperform other kinds of investments for a period of time, especially in a market downturn. Based on historical data, such periods of underperformance may persist for multiple years.

Environmental, Social, and Governance Investing Risk. The Fund’s incorporation of ESG considerations in its investment strategy may cause it to make different investments than a fund that has a similar investment style but does not incorporate such considerations in its strategy. As with the use of any considerations involved in investment decisions, there is no guarantee that the ESG investment considerations used by the Fund will result in the selection of issuers that will outperform other issuers or help reduce risk in the Fund. The Fund may underperform funds that do not incorporate these considerations. The Fund may underperform funds that do not incorporate these considerations. The Fund’s ESG investment considerations may also affect the Fund’s exposure to certain sectors or types of investments, which may impact the Fund’s relative investment performance depending on the performance of issuers in those sectors relative to issuers in the broader market. The Sub-Adviser is dependent on available information to assist in the use of ESG investment considerations, and, because there are few generally accepted standards to use in such considerations, the information and considerations used for the Fund may differ from the information and considerations used for other funds. There are significant differences in interpretations of what it means for a company to have good ESG characteristics, and the Fund may underperform other funds that use different considerations and/or a different methodology in evaluating such characteristics.

Sector Risk. Companies with similar characteristics may be grouped together in broad categories called sectors. A certain sector may underperform other sectors or the market as a whole. As the Sub-Adviser allocates more of the Fund’s portfolio holdings to a particular sector, the Fund’s performance will be more susceptible to any economic, business or other developments which generally affect that sector.

Financials Sector Risk. Companies in the financials sector of an economy are subject to extensive governmental regulation and intervention, which may adversely affect the scope of their activities, the prices they can charge, the amount of capital they must maintain and, potentially, their size. The extent to which the Fund may invest in a company that engages in securities-related activities or banking is limited by applicable law. Governmental regulation may change frequently and may have significant adverse consequences for companies in the financials sector, including effects not intended by such regulation. Recently enacted legislation in the U.S. has relaxed capital requirements and other regulatory burdens on certain U.S. banks. While the effect of the legislation may benefit certain companies in the financials sector, increased risk taking by affected banks may also result in greater overall risk in the U.S. and global financials sector. The impact of changes in capital requirements, or recent or future regulation in various countries, on any individual financial company or on the financials sector as a whole cannot be predicted.

Certain risks may impact the value of investments in the financials sector more severely than those of investments outside this sector, including the risks associated with companies that operate with substantial financial leverage. Companies in the financials sector are exposed directly to the credit risk of their borrowers and counterparties, who may be leveraged to an unknown degree, including through swaps and other derivatives products. Financial services companies may have significant exposure to the same borrowers and counterparties, with the result that a borrower’s or counterparty’s inability to meet its obligations to one company may affect other companies with exposure to the same borrower or counterparty. This interconnectedness of risk may result in significant negative impacts to companies with direct exposure to the defaulting counterparty as well as adverse cascading effects in the markets and the financials sector generally. Companies in the financials sector may also be adversely affected by increases in interest rates and loan losses, decreases in the availability of money or asset valuations, credit rating downgrades and adverse conditions in other related markets. Insurance companies, in particular, may be subject to severe price competition and/or rate regulation, which may have an adverse impact on their profitability. The financials sector is particularly sensitive to fluctuations in interest rates. The financials sector is also a target for cyberattacks, and may experience technology malfunctions and disruptions. In recent years, cyberattacks and technology malfunctions and failures have become increasingly frequent in this sector and have reportedly caused losses to companies in this sector, which may negatively impact the Fund.

Investment Risk. When you sell your Shares of the Fund, they could be worth less than what you paid for them. The Fund could lose money due to short-term market movements and over longer periods during market downturns. Securities may decline in value due to factors affecting securities markets generally or particular asset classes or industries represented in the markets. The value of a security may decline due to general market conditions, economic trends or events that are not specifically related to the issuer of the security or to factors that affect a particular industry or group of industries. During a general downturn in the securities markets, multiple asset classes may be negatively affected. Therefore, you may lose money by investing in the Fund.

Equity Investing Risk. An investment in the Fund involves risks similar to those of investing in any fund holding equity securities, such as market fluctuations, changes in interest rates and perceived trends in stock prices. The values of equity securities could decline generally or could underperform other investments. In addition, securities may decline in value due to factors affecting a specific issuer, market or securities markets generally.

Management and Operational Risk. The Sub-Adviser uses a statistical, evidence-based approach including statistical analyses and models and historical information to select investments for the Fund. Any imperfections, errors or limitations in the models or analyses may cause the resulting information to be incorrect and therefore any decisions made in reliance on such models or analyses could expose the Fund to potential risks. In addition, the models and portfolio construction rules used by the Sub-Adviser assume that certain historical statistical relationships will continue. These models are constructed based on historical data supplied by third parties and, as a result, the success of relying on such models may depend heavily on the accuracy and reliability of the supplied historical data.

ETF Risks.

●	APs, Market Makers, and Liquidity Providers Concentration Risk. The Fund has a limited number of financial institutions that may act as APs. In addition, there may be a limited number of market makers and/or liquidity providers in the marketplace. To the extent either of the following events occur, Shares may trade at a material discount to NAV and possibly face delisting: (i) APs exit the business or otherwise become unable to process creation and/or redemption orders and no other APs step forward to perform these services, or (ii) market makers and/or liquidity providers exit the business or significantly reduce their business activities and no other entities step forward to perform their functions.

●	Cost of Trading Risk. Investors buying or selling Shares in the secondary market pay brokerage commissions or other charges imposed by brokers as determined by that broker. Brokerage commissions are often a fixed amount and may be a significant proportional cost for investors seeking to buy or sell relatively small amounts of Shares. In addition, secondary market investors also incur the cost of the difference between the price that an investor is willing to pay for Shares (the “bid” price) and the price at which an investor is willing to sell Shares (the “ask” price). This difference in bid and ask prices is often referred to as the “spread” or “bid/ask spread.”

The bid/ask spread varies over time for Shares based on trading volume and market liquidity, and is generally lower if the Fund’s Shares have more trading volume and market liquidity and higher if the Fund’s Shares have little trading volume and market liquidity. Further, increased market volatility may cause increased bid/ask spreads.

●	Premium-Discount Risk. The Shares may trade above or below their NAV. The NAV of the Fund will generally fluctuate with changes in the market value of the Fund’s holdings. The market prices of Shares, however, will generally fluctuate in accordance with changes in NAV as well as the relative supply of, and demand for, Shares on the Exchange and other securities exchanges. The trading price of Shares may deviate significantly from NAV during periods of market volatility or limited trading in Shares. The Adviser cannot predict whether Shares will trade below, at or above their NAV. Price differences may be due, in large part, to the fact that supply and demand forces at work in the secondary trading market for Shares will be closely related to, but not identical to, the same forces influencing the prices of the securities held by the Fund. However, given that Shares can be purchased and redeemed in large blocks of Shares, called Creation Units (unlike shares of closed-end funds, which frequently trade at appreciable discounts from, and sometimes at premiums to, their NAV), and the Fund’s portfolio holdings are fully disclosed on a daily basis, the Adviser believes that large discounts or premiums to the NAV of Shares should not be sustained, but that may not be the case.

●	Trading Risk. Although the Shares are listed on the Exchange, there can be no assurance that an active or liquid trading market for them will be maintained. In addition, trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. Further, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules, which temporarily halt trading on the Exchange when a decline in the S&P 500 Index during a single day reaches certain thresholds (e.g., 7%, 13% and 20%). There can be no assurance that the requirements of the Exchange necessary to maintain the listing of the Fund will continue to be met or will remain unchanged.

Geopolitical/Natural Disaster Risks. The Fund’s investments are subject to geopolitical and natural disaster risks, such as war, terrorism, trade disputes, political or economic dysfunction within some nations, public health crises and related geopolitical events, as well as environmental disasters, epidemics and/or pandemics, which may add to instability in world economies and volatility in markets. The impact may be short-term or may last for extended periods.

The respiratory illness COVID-19 caused by a novel coronavirus has resulted in a global pandemic and major disruption to economies and markets around the world, including the United States. Financial markets have experienced extreme volatility and severe losses, and trading in many instruments has been disrupted. Liquidity for many instruments has been greatly reduced for periods of time. Some interest rates are very low and in some cases yields are negative. Some sectors of the economy and individual issuers have experienced particularly large losses. For some companies, dividend payments have been delayed, reduced, or rescinded. These circumstances may continue for an extended period of time, and may affect adversely the value and liquidity of the Fund’s investments.

Management Risk. The Fund is actively-managed and may not meet its investment objective based on the Adviser’s or Sub-Adviser’s success or failure to implement investment strategies for the Fund. The Adviser’s and Sub-Adviser’s evaluations and assumptions regarding investments may not successfully achieve the Fund’s investment objective given actual market trends. Absent unusual circumstances (e.g., the Adviser determines a different security has higher liquidity but offers a similar investment profile as a recommended security), the Adviser will generally follow Sub-Adviser’s investment recommendations to buy, hold, and sell securities and financial instruments.

Fund Cybersecurity Risk. Cybersecurity risk applies to the Fund, its service providers and the companies in which the Fund invests. Cybersecurity risk includes breaches, intentional or unintended, that may impact a company’s ability to operate, and could include data corruption, theft or loss, improper access to proprietary information, or interference with technology operations. Companies could suffer losses due to cybersecurity events, including fines, penalties, reputational injuries, as well as financial losses and legal and compliance expenses. Cybersecurity risks of the Fund include risks applicable to the Fund’s service providers. While the Fund and its service providers have established cybersecurity defenses, there is no guarantee that these defenses will be effective.